Please direct replies to zip code 20549-0510

December 7, 2004

via U.S. mail and facsimile

Mr. Joseph A. Santangelo
Treasurer and Chief Financial Officer
Orleans Homebuilders, Inc.
One Greenwood Square, #101, 3333 Street Road
Bensalem, PA 19020

	RE:	Orleans Homebuilders, Inc.
		Form 10-K for the fiscal year ended June 30, 2004
		Filed August 26, 2004

      Forms 8-K filed August 11, 2004, August 19, 2004, and
October
12, 2004

		File No. 001-06830

Dear Mr. Santangelo:

      We have reviewed your response letter dated November 1, 2004 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Year Ended June 30, 2004
MD&A - New Orders and Backlog
1. We note your response to our previous comment 1. We read that cancellations as a percentage of gross new orders have been fairly consistent over the past few years (13%, 11% and 15%) and that you have been able to quickly resell all cancelled homes at prices above the original sales price. However, given the volatility of the housing market and the importance of backlog as a predictor of future results, we believe that it is important to provide your readers with insight into the potential risk represented by ongoing cancellations of new orders. To provide increased transparency into your business, and to help your readers view your company through the eyes of management, in future filings, please disclose the cancellation rates for the last three fiscal years. We will not object to you also disclosing that thus far you have been able to quickly resell all cancelled homes at prices above the original sales price.

2. We note from your response to our previous comment 1 that you anticipate that approximately 6% to 7% of the contracts included in backlog at June 30, 2004 will be cancelled prior to settlement.
This
cancellation rate seems unusually low given the historical cancellation rates of the past three fiscal years of approximately 11% to 15%. Please provide us with a more detailed explanation of why you anticipate such a low cancellation rate for the June 30, 2004 backlog. In future filings, if you have a significant increase or decrease in your cancellation rates, such as this appears to be, please discuss the impact of the change in cancellations on backlog.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jennifer Thompson at (202) 824-5259, Nathan
Cheney at (202) 942-1804 or me at (202) 824-5373 if you have questions regarding these comments.

Sincerely,





John Cash
Accounting Branch Chief
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Mr. Joseph Santangelo
Form 10-K
Page 2 of 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE